White
Knight
Resources Ltd.

82-2850

02 JUL 17 AM 12:27

02042675

SUPPL

News Release
June 28, 2002
NR# 02-07

PRIVATE PLACEMENT CLOSES

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Vancouver, British Columbia – White Knight Resources Ltd. (TSX – WKR)

White Knight Resources Ltd. (the "Company") has closed the private placement announced May 27, 2002. On closing, the Company issued 1,764,706 common shares and 1,764,706 share purchase warrants, each warrant to purchase an additional share at $0.25 for a two year period. Proceeds of the private placement total CAD$300,000. The Company paid a finder's fee to Global Resource Investments Inc. consisting of 176,470 common shares and 176,470 share purchase warrants with the same terms as the private placement warrants.

All shares issued or acquired pursuant to an exercise of warrants will have four-month TSX Venture Exchange and British Columbia Securities Commission hold periods expiring on October 28, 2002.

On behalf of the Board of Directors,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 922 - 510 West Hastings Street Vancouver, B.C. Canada V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
E-mail: info@whiteknightres.com Website: whiteknightres.com